UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

or

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From ______ to ______

Commission File Number 33-19309

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BIG LOTS SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BIG LOTS, INC.
4900 E. Dublin-Granville Road
Columbus, Ohio 43081
(614) 278-6800

Big Lots Savings Plan

Financial Statements as of and for the
Years Ended December 31, 2017 and 2016,
Supplemental Schedules as of or for the year ended December 31, 2017, and
Report of Independent Registered Public Accounting Firm

Big Lots Savings Plan

INDEX

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2017 and 2016	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2017 and 2016	3
Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULES * :
Form 5500, Schedule H, line 4a - Schedule of Delinquent Contributions for the year ended December 31, 2017	10
Form 5500, Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2017	11

SIGNATURE	12

EXHIBIT:
23.1 - Consent of Ary Roepcke Mulchaey, P.C.

* All other financial schedules required by Section 2520.103-10 of the U.S. Department of Labor's Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and the Associate Benefits Committee of Big Lots Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Big Lots Savings Plan (the “Plan”) as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2017 and 2016, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures, included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The accompanying supplemental information contained in Schedule H, Line 4a - Schedule of Delinquent Participant Contributions and Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of or for the year ended December 31, 2017, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedules is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ary Roepcke Mulchaey, P.C.

We have served as the Plan’s auditor since 2007.

Columbus, Ohio

June 26, 2018

Big Lots Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2017 AND 2016

	2017	2016
Assets
Investments, at fair value (See Note C):
Big Lots, Inc. common shares	$23,051,059	$22,637,774
Mutual funds	189,216,739	145,483,258
Common collective trust	39,947,269	41,095,368
Total investments	252,215,067	209,216,400

Receivables:
Company contributions	1,680,232	6,075,733
Participant contributions	—	99,363
Notes from participants, net of allowance for defaulted loans (See Note B)	8,352,338	8,157,457
Total receivables	10,032,570	14,332,553

Other assets:
Cash	413	418
Due from brokers	—	4,576
Total other assets	413	4,994
Total assets	262,248,050	223,553,947

Liabilities
Administrative expenses payable	117,235	106,174
Total liabilities	117,235	106,174

Net assets available for benefits	$262,130,815	$223,447,773

The accompanying notes are an integral part of these financial statements.

Big Lots Savings Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$25,401,240	$11,641,936
Interest & Dividends	8,002,113	6,456,107
Fee income	24,963	11,877
Total investment income	33,428,316	18,109,920

Interest income on notes from participants	352,337	334,301

Contributions:
Company matching	7,395,129	6,071,872
Participant	13,877,936	10,752,191
Rollover	2,890,206	6,799,633
Total contributions	24,163,271	23,623,696
Total additions	57,943,924	42,067,917

Deductions from net assets attributed to:
Benefits paid to participants	18,752,791	19,533,749
Administrative expenses	508,091	433,200
Total deductions	19,260,882	19,966,949
Net increase in net assets available for benefits	38,683,042	22,100,968

Net assets available for benefits:
Beginning of year	223,447,773	201,346,805
End of year	$262,130,815	$223,447,773

The accompanying notes are an integral part of these financial statements.

Big Lots Savings Plan
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

A.	PLAN DESCRIPTION

The following description of the Big Lots Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering all U.S. employees of Big Lots, Inc. and its subsidiaries (the “Company”) who have completed six months of consecutive service. Eligible employees may begin participation on the first day following satisfaction of eligibility requirements. Prior to January 1, 2017, employees must have completed a year of employment with 1,000 or more hours of service and be at least 21 years of age to be eligible.

The purpose of the Plan is to encourage employee savings and to provide benefits to participants in the Plan upon retirement, death, disability, or termination of employment. The Plan is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Amendment - The Plan was amended effective January 1, 2017, to among other things; 1) change eligibility as noted under “General” above, and 2) change the matching contribution as noted under “Contributions” below.

Trustee - Fidelity Management Trust Company (the “Trustee”) became the Trustee and Plan Administrator of the Plan on January 13, 2016. Prior to January 13, 2016, the trustee of the Plan was Wells Fargo, NA.

Administration - The Company has established the Associate Benefits Committee that is responsible for the general operation and administration of the Plan. The Company is the Plan sponsor and a fiduciary of the Plan as defined by ERISA. The Trustee provides recordkeeping services to the Plan.

Contributions
Company Matching Contributions - Effective January 1, 2017, the Company will provide a safe harbor matching contribution of 100% on the first three percent and 50% on the next two percent of the participant’s voluntary tax-deferred, after-tax Roth, and catch up contributions based on the participant’s annual eligible compensation. A participant must complete twelve months of consecutive service to participate in the safe harbor matching contribution. Prior to January 1, 2017, the Company provided a discretionary contribution of 100% of the first two percent and 50% of the next four percent of participant’s voluntary contributions who (a) was an active participant and employed by the Company on December 31 of the Plan year (including a participant who was on approved leave of absence or layoff), or (b) who retired, became disabled, or died during the Plan year.

Company Profit Sharing Contributions - The Company may contribute a profit sharing contribution at the option of the Company’s Board of Directors. No profit sharing contributions were made in 2017 or 2016.

Participant Voluntary Contributions - Participants may elect to make a voluntary tax-deferred or after-tax Roth contribution up to 75% of their annual eligible compensation, as defined in the Plan. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans. Voluntary tax-deferred or after-tax Roth contributions are limited by section 402(g) of the Code to an annual maximum of $18,000 in 2017 and 2016. Additional contributions of up to $6,000 in 2017 and 2016 are allowed under the Code for all eligible participants at least age 50 by the end of the respective Plan years.

Participant Accounts - Each participant account is credited with the participant's contribution and allocations of (a) the Company’s contribution, and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The amount of the benefit to which a participant is entitled is the amount of the participant’s vested account.

Big Lots Savings Plan
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

Fee Income - Revenue sharing and sub transfer agent fees are credited to those participants who have invested in the funds that generate the fee revenue. As of December 31, 2017 and 2016, there were $41,111 and $38,811 of unallocated fee income, respectively.

Administrative Expenses and Fees - Expenses are charged to participant’s accounts, excluding those paid directly by the Employer and have been reported in the financial statements as administrative expenses. Brokerage fees, transfer taxes and other expenses incurred in connection with the investments of the Plan’s assets increases the cost of investments purchased or deducted from the proceeds of investments sold.

Investments - Participants may direct the investment of their account balance in 1 percent increments into various investment options offered by the Plan. Effective September 1, 2006, the Plan no longer offers shares of the Company’s common stock as an investment option. Participants were not required to sell existing shares; however, they can no longer purchase additional shares of the Company’s common stock within the Plan. If a participant makes no investment election, all contributions made into such participant’s account are invested in the Plan’s qualified default investment alternative (“QDIA”). The Plan’s QDIA is the age-appropriate American Funds Target Date Retirement Fund, which is selected based on the participant’s date of birth. Prior to January 12, 2016 the QDIA was Target Retirement portfolio, which is an investment strategy holding the appropriate Plan underlying funds based on the participant’s date of birth.

Vesting - Participants are immediately vested in participant voluntary and rollover contributions, Company safe harbor matching contribution, the Special 2015 Transition contribution, plus actual earnings thereon. Company discretionary matching and profit sharing contributions vest based on years of service, which is a calendar year with 1,000 or more hours of service. A participant is 100 percent vested after five years of credited service as follows:

Years of Service	Vested percentage
Less than 2	—
At least 2 but less than 3	25
At least 3 but less than 4	50
At least 4 but less than 5	75
5 or more	100

The portion of the Company’s matching contribution that is not fully vested will be forfeited.

Benefit Payments - The full value of a participant’s account becomes payable upon retirement, disability, or death. Upon termination of employment for any other reason, each participant’s account, to the extent vested, becomes payable. Payments are made in the form of a lump-sum payment. Terminated participants whose vested account balances are greater than $1,000 are permitted to keep their accounts invested in the Plan. Terminated participants aged 70½ or older are required to take minimum annual distributions, in accordance with Section 401(a)(9) of the Code.

Participants whose benefit payments include amounts invested in Employer stock may elect to receive such amounts in cash or in whole shares of Employer securities and cash for any fractional shares.

A participant, upon reaching age 59 ½, may withdraw up to 100% of the participant’s vested account balance. A participant may also request a hardship distribution due to an immediate and heavy financial need based on the terms of the Plan.

The Company has the right to terminate or amend the Plan at any time. If the Plan is terminated, participants will become fully vested in their accounts and the Plan assets will be distributed to the participants, after payment of any expenses properly chargeable thereto, in proportion to their respective account balances.

Big Lots Savings Plan
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50 percent of their vested account balance. One loan per participant may be outstanding at any time, and the loan term may not exceed five years. Loans are secured by the balance in the participant's account. Loans bear interest at the Prime rate plus one percent using the rate stated in The Wall Street Journal on the first business day of the month in which the loan was taken. Loan repayments, including interest, are typically processed through regular payroll deductions. The loan balance may be paid off by the participant at any time without penalty.

Forfeited Accounts - Forfeited nonvested contributions are used to reduce Company matching contributions and pay certain Plan expenses. Employer contributions were reduced by $205,000 and $95,000 in 2017 and 2016, respectively, from forfeited nonvested accounts. There were $35,577 and $75,267 of unused forfeitures at December 31, 2017 and 2016, respectively.

B.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates.

Investments - Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

See “Note C. Fair Value Measurements” below for discussion of fair value measurements.

Income Recognition - Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits - Benefit payments are recorded when paid.

Notes from Participants - Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income from participants is recorded when it is earned. Related loan fees are paid to the Trustee by the fee being deducted from the proceeds of the original loan amount. An allowance for defaulted loans of $247,180 and $306,106 has been recorded for December 31, 2017 and 2016, respectively, within benefits paid.

Subsequent Events - Management has evaluated events and transactions subsequent to the financial statement date. Based on this evaluation, management is not aware of any events or transactions (other than those disclosed elsewhere) that occurred subsequent to the financial statement date but prior to filing that would require recognition or disclosure in these financial statements.

Big Lots Savings Plan
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

C.	FAIR VALUE MEASUREMENTS

Accounting Standards Codification (“ASC”) 820, Fair Value Measurement, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to Level 1 and the lowest priority to Level 3.

Level 1, defined as observable inputs such as unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2, defined as observable inputs other than Level 1 inputs. These include quoted prices for similar assets or liabilities in an active market, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation techniques and inputs used for each class of assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017 and 2016.

Common shares: Valued at the closing price reported on the New York Stock Exchange (Level 1).

Mutual funds: Valued at the closing price reported on the active market on which the individual securities are traded (Level 1).

Common collective trust: Valued at their respective net asset value (“NAV”) as reported by such trust. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the Plan will sell the investment for an amount different from the reported NAV. Participant transaction (purchases and sales) may occur daily. The Plan does not have any contractual obligations to further invest in this trust. The investment seeks to maintain principle value, protect against market price volatility, obtain consistent income return, and provide liquidity for benefit payments and withdrawals. The common collective trust invests primarily in investment contracts issued by insurance companies, banks, and other financial institutions. This investment is not classified within the valuation hierarchy, but presented for reconciliation purposes only.

These methods may produce a fair value that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Big Lots Savings Plan
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

The following table sets forth the Plan's investment assets at fair value as of December 31, 2017 and 2016, by level, within the fair value hierarchy:

	Assets at fair value as of December 31, 2017
	Level 1	Level 2	Level 3	Total
Mutual funds	$189,216,739	$—	$—	$189,216,739
Employer common stock	23,051,059	—	—	23,051,059
Subtotal	$212,267,798	$—	$—	212,267,798
Common collective trust fund measured at net asset value				39,947,269
Total				$252,215,067

	Assets at fair value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Mutual funds	$145,483,258	$—	$—	$145,483,258
Employer common stock	22,637,774	—	—	22,637,774
Subtotal	$168,121,032	$—	$—	168,121,032
Common collective trust fund measured at net asset value				41,095,368
Total				$209,216,400

D.	TAX STATUS

The Plan obtained its latest determination letter on April 15, 2014, in which the Internal Revenue Service (“IRS”) stated that the Plan was designed in accordance with the applicable requirements of the Code. As qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Although the Plan has been amended since the version that the determination letter applies to, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017 and 2016, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

E.	RISKS AND UNCERTAINTIES

The Plan provides for the various investment options. Any investment is exposed to various risks, such as interest rate, credit and overall market volatility risk. These risks could result in a material effect on participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Big Lots Savings Plan
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

F.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Company terminates or partially terminates the Plan, affected participants would become 100 percent vested in their accounts.

G.	PARTIES-IN-INTEREST

Certain Plan investments are shares of mutual funds managed by the Trustee, its subsidiaries or affiliates. In addition, the Plan holds common shares of the Company and makes loans to participants. These transactions qualify as exempt party-in-interest transactions.

Big Lots Savings Plan
EIN #06-1119097 PLAN #002
FORM 5500, SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT CONTRIBUTIONS
YEAR ENDED DECEMBER 31, 2017

Participant Contributions Transferred Late to Plan	Total That Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under Voluntary Fiduciary Correction Program (VFCP) and Prohibited Transaction Exemption 2002-51
		$135,733
Check Here if Late Participant Loan Repayments are included: ☑	Contributions Not Corrected	Contributions Corrected Outside VFCP	Corrections Pending Correction in VFCP
	$—	$135,733	$—	$—

The notes to the financial statements are an integral part of this schedule.

Big Lots Savings Plan
EIN #06-1119097 PLAN #002
FORM 5500, SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2017

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost **	(e) Current value

*	Big Lots, Inc.	Common shares: 410,526 shares		$23,051,059

	Common/Collective trust:
	Columbia Trust	Stable Inc I-0 Fund: 3,651,487 units		39,947,269

	Mutual funds:
	Vanguard	Institutional Index Fund: 174,088 shares		42,383,452
	American	Target Date 2030: 1,656,808 shares		23,940,880
	The Growth Fund of America	Growth Fund: 430,561 shares		21,338,604
	American	Balanced Fund: 572,181 shares		15,540,428
	American	Target Date 2040: 938,100 shares		14,306,027
	American	Target Date 2020: 1,109,568 shares		13,980,561
	Baron	Growth Fund: 170,160 shares		11,834,645
	Artisan	International Fund: 331,211 shares		11,092,270
	Goldman Sachs	Bond Fund: 869,485 shares		8,825,272
	American	Target Date 2050: 534,141 shares		8,097,573
	American Century	Equity Income Fund: 516,898 shares		4,615,896
	Goldman Sachs	Small Cap Value Fund: 73,277 shares		4,450,089
	Washington Mutual	Investors Fund: 93,660 shares		4,277,438
	Vanguard	Inflation Pro Sec: 75,498 shares		1,932,758
	American	Target Date 2010: 92,821 shares		1,014,528
	Calamos	Market Neutral Fund: 48,499 shares		633,888
	PIMCO	All Asset Fund: 51,868 shares		630,198
	Vanguard	VMMR- Fed Mmkt: 230,590 shares		230,590
	American	Target Date 2060: 7,379 shares		91,642
				189,216,739

	* Notes receivable from participants	Varying maturity dates with interest rates ranging from 4.25% - 5.25%		8,352,338

	TOTAL			$260,567,405

	*	Party-in-interest
	**	Cost is not applicable for participant-directed investments

The notes to the financial statements are an integral part of this schedule.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BIG LOTS SAVINGS PLAN

Dated: June 26, 2018	By: /s/ Timothy A. Johnson
Timothy A. Johnson
Executive Vice President, Chief Administrative Officer and Chief Financial Officer